August 20, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Manulife Financial Corporation
     Form 40-F for the Fiscal Year Ended December 31, 2013
     Filed February 26, 2014 and amended on March 21, 2014
     File No. 1-14942

Dear Mr. Rosenberg:

    We have received your letter dated August 19, 2014.  We anticipate that additional time will be needed to finalize our responses given limited availability of key executives over the summer holidays.  We respectfully request that we be granted until September 15th to submit our responses, an 8 business day extension to the 10 business days already provided.  I would appreciate it if you would confirm to me that this will be acceptable.

Sincerely,

/s/ Antonella Deo
Vice President & Corporate Secretary

cc:       Stephen B. Roder
    Manulife Financial Corporation

200 Bloor Street East, NT-10, Toronto, Ontario, Canada M4W 1E5 Tel: (416) 852-9446 Fax: (416) 926-3041 E-mail: antonella_deo@manulife.com	www.manulife.com
Manulife Financial and the block design are registered service marks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.